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CHRISTOPHER W. BETTS

EDWARD H.P. LAM ¿*

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ALEC P. TRACY *

¿ (ALSO ADMITTED IN ENGLAND & WALES)

SKADDEN, ARPS, SLATE, MEAGHER & FLOM 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG —— TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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REGISTERED FOREIGN LAWYERS

WILL H. CAI (CALIFORNIA)

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

RORY MCALPINE (ENGLAND & WALES)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

April 11, 2014

VIA EDGAR

Mara L. Ransom, Assistant Director

Dietrich King, Legal Branch Chief

Scott Anderegg, Staff Attorney

Adam Phippen, Staff Accountant

Donna DiSilvio, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jumei International Holding Limited
CIK No. 0001597680
Response to the Staff’s Comment Letter Dated April 4, 2014

Dear Ms. Ransom, Mr. King, Mr. Anderegg, Mr. Phippen and Ms. DiSilvio:

On behalf of our client, Jumei International Holding Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 4, 2014. Concurrently with the submission of this letter, the Company is filing its registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Jumei International Holding Limited

April 11, 2014

In addition to adding and revising disclosure in response to the Staff’s comments, the Company has updated the Registration Statement to reflect the Company’s recent developments.

To facilitate your review, we have separately delivered to you today four courtesy copies of the Registration Statement, marked to show changes to the draft registration statement confidentially submitted to the Commission on March 20, 2014, and two copies of the submitted exhibits.

In accordance with the Jumpstart Our Business Startups Act, the Company plans to launch the roadshow for the proposed offering no earlier than 21 days following the date hereof. The Company will file an amendment to the Registration Statement containing the estimated price range and offering size before launching the roadshow and would appreciate the Staff’s continuing support and timely feedback.

Corporate History and Structure, page 64

1.	We note your response to comment 6. Please make clear whether you have received approvals for your investments in your wholly owned subsidiaries with business that fall in the restricted category under the Catalog, namely, Shanghai Paddy and Tianjin Darren.

The Company respectfully advises the Staff that Shanghai Paddy and Tianjin Darren, the wholly-owned subsidiaries of the Company, have received approvals from the competent state administration of industry and commerce authorities in China for conducting the business of online sales of goods that fall in the restricted category under the Catalog. In response to the Staff’s comment, the Company has revised the referenced disclosure on page 65 of the Registration Statement.

Consolidated Financial Statements, page F-2

Consolidated Statements of Comprehensive Income/Loss, page F-5

2.	We note your response to comment 25 in our letter dated February 26, 2014. Please include the unaudited pro forma basic and diluted net income per ordinary share reflecting the effect of the conversion of Redeemable Preferred Shares in Selected Financial Data.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 12 and 70 of the Registration Statement.

Notes to Consolidated Financial Statements, page F-8

1. Organization and Principal Activities, page F-8

3.	We reviewed your revised disclosure in response to comment 26 in our letter dated February 26, 2014. Please expand your disclosure to state, if true, that the financial statements assume the previously separate entities are combined for all periods presented. If this is not the case, please tell us why.

Jumei International Holding Limited

April 11, 2014

In response to the Staff’s comment, the Company has revised the referenced disclosure on page F-9 of the Registration Statement.

Exhibit 8.1

4.	Please have counsel revise its opinion to provide an opinion as to the material tax consequences under applicable U.S law. Please refer to Section III of Staff Legal Bulletin No. 19, which is available on our website. The currently proposed opinion as to the fairness and accuracy of the tax summary in the prospectus is not acceptable. Please refer to Section III.C.2 of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, Skadden, Arps, Slate, Meagher & Flom LLP, the Company’s special United States counsel, has revised its legal opinion filed as Exhibit 8.1.

Exhibit 99.2

5.	We note counsel’s limitation of the opinion on page 4, stating that it may not to be relied upon by anyone. Investors are entitled to rely upon the opinion. Therefore, please file a revised legal opinion that does not restrict investor reliance.

In response to the Staff’s comment, Fangda Partners, the Company’s PRC counsel, has revised the legal opinion filed as Exhibit 99.2, which no longer contains any restriction on investor reliance.

***

The Company supplementally advises the Staff that it has inserted additional disclosure on page 16 of the Registration Statement to address the Staff’s comment no. 11 in the previous comment letter dated February 26, 2014.

***

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, Amanda Zhang, by telephone at +86 10 6533 2098, or by email at amanda.zhang@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:	Leo Ou Chen, Chief Executive Officer, Jumei International Holding Limited
Amanda Zhang, Partner, PricewaterhouseCoopers Zhong Tian LLP
Leiming Chen, Partner, Simpson Thacher & Bartlett LLP